ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 22, 2019	Renee E. Laws
T + 617 235-4975
Renee.laws@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Brighthouse Funds Trust I (the “Registrant”)

(File Nos. 333-48456 and 811-10183)

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by telephone on April 9, 2019 in connection with Post-Effective Amendment No. 88 (“Post-Effective Amendment No. 88”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) for Western Asset Management Government Income Portfolio (formerly, Fidelity Institutional Asset Management® Government Income Portfolio) (the “Portfolio”), a series of the Registrant, which was filed with the Commission on February 27, 2019 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. For your convenience, the Staff’s comments are summarized below, and each is followed by the Registrant’s response. Corresponding changes will be made in the next post-effective amendment to the Registration Statement. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statement.

Prospectus

1.	Comment: Please ensure that the EDGAR series and class identifiers of the Portfolio are correct.

Response: The Registrant confirms that the EDGAR series and class identifiers of the Portfolio are correct.

2.

Comment: If the Portfolio intends to rely on Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), before January 1, 2022, please include the statement required by Rule 30e-3 on the front cover of the Portfolio’s Prospectus.

Response: The Registrant confirms that the statement required by Rule 30e-3 has been included on the front cover of the Portfolio’s Prospectus.

3.

Comment: The Portfolio is a series of a trust that has received a multi-manager exemptive order (the “Order”) from the Commission. Please explain supplementally how the use of the Subadviser’s name in the name of the Portfolio without the inclusion of the Adviser’s name is not misleading and confirm that this is permitted under the Order.

Response: The Registrant respectfully submits that the names and respective roles of the Adviser and the Subadviser are clearly disclosed under the “Management” heading in the “Portfolio Summary” section of the Prospectus and in the “Additional Information about Management” section of the Prospectus. The Registrant believes that such disclosure effectively communicates the identity of the Adviser to potential investors. The Registrant is not aware of any requirement in the Order or published guidance with respect to Rule 35d-1 under the 1940 Act or otherwise that would require the name of the Adviser to be included in the name of the Portfolio, particularly where the term “Brighthouse” is included in the name of the Registrant.

4.

Comment: Please update all blank and bracketed information in the “Annual Portfolio Operating Expenses” table in the “Portfolio Summary—Fees and Expenses of the Portfolio” section of the Prospectus and throughout the Registration Statement. Please also supplementally provide a copy of the completed table.

Response: The Registrant has updated all blank and bracketed information in the Registration Statement, including in the “Annual Portfolio Operating Expenses” table in the “Portfolio Summary—Fees and Expenses of the Portfolio” section of the Prospectus. A copy of the completed table is also attached hereto as Exhibit A.

5.

Comment: Given that “Short Sale and Short Position Risk” is disclosed as a principal risk of the Portfolio, please confirm supplementally that the “Annual Portfolio Operating Expenses” table includes, as an expense, the interest and dividend expenses paid on the Portfolio’s short sale transactions.

Response: The Registrant notes that the Portfolio will not engage in short sale transactions as a principal investment strategy and has updated the Portfolio’s principal investment strategy and risk disclosure accordingly.

6.

Comment: The “Portfolio Summary—Principal Investment Strategies” section of the Prospectus provides that “a team of senior professionals…establishes a recommended portfolio structure, including targets for duration, yield curve exposure and sector allocation.” Please expand this disclosure to explain what the Portfolio’s actual targets are for duration, yield curve exposure and sector allocation.

Response: The Registrant respectfully submits that the Portfolio has no specific duration, yield curve exposure or sector allocation targets that should be disclosed as a principal investment strategy. The disclosure referenced in the Staff’s comment describes Western Asset’s investment approach for the Portfolio, which revolves around an investment outlook that is developed by a team of senior professionals and changes based on developments in the economy and the markets. Accordingly, the Registrant respectfully declines to revise the disclosure.

7.

Comment: Please include disclosure briefly explaining the meaning of the term “issue structure” in the fourth paragraph of the “Portfolio Summary—Principal Investment Strategies” section of the Prospectus.

Response: The Registrant believes the phrase “issue structure” is a widely used and commonly understood term of art in the industry that refers to the legal structure of an issuance of securities. The Registrant therefore respectfully declines to revise the disclosure.

8.	Comment: Please confirm that the Portfolio’s derivatives-related disclosures are consistent with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Registrant believes that the Portfolio’s derivatives-related disclosures are consistent with the Staff’s position set forth in the ICI Letter.

9.

Comment: The last paragraph of the “Portfolio Summary—Principal Investment Strategies” section of the Prospectus provides that “Western Asset may invest a significant portion of the Portfolio’s assets in these types of investments.” Please explain supplementally what percentage of the Portfolio’s assets constitutes a significant portion for this purpose.

Response: The Registrant generally believes that approximately 25% or more of the Portfolio’s assets constitutes a “significant portion” for this purpose.

10.

Comment: Please confirm supplementally whether derivatives are included in the Portfolio’s 80% investment policy. If so, please disclose and confirm supplementally that, for such purposes, the Portfolio will value derivatives on a mark-to-market basis or, for over-the-counter derivatives, based on their fair value.

Response: The Registrant confirms that, in monitoring the Portfolio’s 80% investment policy, the Portfolio will consider derivatives. The Registrant notes that it has added the following disclosure to the “Investment Restrictions—Trust I Portfolio 80% Investment Policies” section of the Statement of Additional Information (the “SAI”), which explains how the Portfolio considers derivatives with respect to its 80% investment policy: “For purposes of determining compliance with its 80% investment policy, a Portfolio may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, a Portfolio may use the notional value of a derivative when notional value is the best measure of the economic exposure the derivative provides to investments that are consistent with the Portfolio’s name.”

11.

Comment: Please consider conforming the disclosure in the first sentence of the “Portfolio Summary—Principal Risks—Interest Rate Risk” section to match the similar disclosure in the “Principal Risks of Investing in the Portfolio—Interest Rate Risk” section.

Response: The Registrant notes that although the relevant language in these sections discusses similar concepts, it is not intended to be identical. The Registrant believes that the existing disclosure in each section is appropriate and accurate given the context. Therefore, the Registrant respectfully declines to revise the disclosure.

12.

Comment: Please consider conforming the disclosure in the penultimate sentence of the “Portfolio Summary—Principal Risks—Derivatives Risk” section to match the similar disclosure in the “Principal Risks of Investing in the Portfolio—Derivatives Risk” section.

Response: The Registrant notes that although the relevant language in these sections discusses similar concepts, it is not intended to be identical. The Registrant believes that the existing disclosure in each section is appropriate and accurate given the context. Therefore, the Registrant respectfully declines to revise the disclosure.

13.

Comment: The description of “Short Sale and Short Position Risk” in the “Portfolio Summary—Principal Risks” and “Principal Risks of Investing in the Portfolio” sections of the Prospectus removed prior disclosure regarding credit and counterparty risk associated with short positions. Please reinsert this disclosure or explain supplementally why it was removed.

Response: The Registrant intentionally removed this disclosure because the Registrant does not believe that credit and counterparty risk is a principal risk associated with taking short positions. The Registrant therefore respectfully declines to reinsert this disclosure.

14.

Comment: Given that the Portfolio discloses “TIPS and Inflation-Linked Bonds Risk” as a principal risk, please add corresponding disclosure to the “Portfolio Summary—Principal Investment Strategies” section.

Response: The Registrant has made the requested change.

15.

Comment: Given that the Portfolio discloses “Portfolio Turnover Risk” as a principal risk, please update the disclosure in the “Portfolio Summary—Principal Investment Strategies” section as necessary to reflect a strategy of active and frequent trading of portfolio securities.

Response: The Registrant respectfully submits that the Portfolio’s historical portfolio turnover rates support the disclosure of “Portfolio Turnover Risk” as a principal risk of the Portfolio. In addition, the Registrant notes that the section “Additional Information about the Portfolio’s Investment Strategies—Portfolio Turnover” includes the following disclosure: “The Portfolio may engage in active and frequent trading of portfolio securities in an attempt to achieve its investment objective.” Accordingly, the Registrant respectfully declines to make the requested change.

16.	Comment: The disclosure in the “Portfolio Summary—Principal Risks—Foreign Investment Risk” section refers to risks associated with investments in emerging market countries.

Please add corresponding disclosure to the “Portfolio Summary—Principal Investment Strategies” section regarding investments in emerging market countries.

Response: The Registrant respectfully submits that investing in emerging market countries is not a principal investment strategy of the Portfolio and that emerging market countries are referenced in the “Foreign Investment Risk” description as one type of foreign investment, rather than as a separate principal risk of the Portfolio. Therefore, the Registration respectfully declines to make the requested change.

17.

Comment: Please revise the “Portfolio Summary—Portfolio Managers” and the “Additional Information about Management—The Subadviser” sections to specify that the Portfolio has been jointly and primarily managed by the Portfolio Managers since the date listed in the Prospectus.

Response: The Registrant believes that the Portfolio’s disclosure complies with the requirements of Item 5(b) of Form N-1A, which asks for the name, title and length of service of persons primarily responsible for the day-to-day management of the Portfolio’s portfolio. Similarly, the Registrant believes that the Portfolio’s disclosure complies with the requirements of Item 10(a)(2) of Form N-1A, which ask for the business experience during the past five years for each Portfolio Manager identified in response to Item 5(b) of Form N-1A. The Registrant respectfully notes that neither Item 10(a)(2) nor the instructions to Item 5(b) of Form N-1A require the Portfolio to state that the portfolio managers are “jointly and primarily responsible.” Rather, Item 10(a)(2) of Form N-1A and the instructions to Item 5(b)(2) of Form N-1A indicate that information about each person that is jointly and primarily responsible should be disclosed. Accordingly, the Registrant respectfully declines to revise the disclosure.

18.	Comment: Please revise the tax disclosure in the “Portfolio Summary—Tax Information” section of the Prospectus to conform to the requirements of Item 7 of Form N-1A.

Response: The Registrant respectfully submits that the Portfolio’s disclosure complies with Item 7 of Form N-1A, which requires disclosure of certain tax information “as applicable.” Because shares of the Portfolio are only sold to separate accounts of insurance companies to fund Contracts, this section of the Prospectus appropriately directs the Contract owner to see the prospectus for the relevant Contract for more information regarding the tax consequences of Contract ownership.

19.

Comment: In the last sentence of the second paragraph under the “Understanding the Trust—Additional Information” section for the Prospectus, please delete the qualifying clause “that may not be waived” or specify what rights may be waived.

Response: The Registrant believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Registrant respectfully declines to revise the above-referenced disclosure.

20.	Comment: Please consider conforming the disclosure in the second sentence of the “Principal Risks of Investing in the Portfolio—Mortgage Dollar Roll Transactions Risk” section to match the similar disclosure in the “Principal Risks—Mortgage Dollar Roll Transactions Risk” section.

Response: The Registrant has revised the “Principal Risks of Investing in the Portfolio—Mortgage Dollar Roll Transactions Risk” section accordingly.

21.

Comment: The last sentence of the “Principal Risks of Investing in the Portfolio—Mortgage Dollar Roll Transactions Risk” section provides that mortgage dollar roll transactions “may create a form of investment leverage, which may increase the Portfolio’s volatility and may require the Portfolio to liquidate portfolio securities when it is not advantageous to do so.” Please include corresponding disclosure at the end of the “Principal Risks of Investing in the Portfolio—Forward Commitment, When-Issued and Delayed Delivery Securities Risk” section.

Response: The Registrant has revised this disclosure accordingly.

22.

Comment: Given the reference to depositary receipts and participation certificates in the “Principal Risks of Investing in the Portfolio—Foreign Investment Risk” section, please add corresponding summary principal risk and principal investment strategies disclosure.

Response: The Registrant respectfully submits that depositary receipts and participation certificates are not principal investment strategies of the Portfolio and that disclosure regarding the risks associated with these instruments is more appropriate in the Portfolio’s disclosure pursuant to Item 9, rather than Item 4, of Form N-1A. The Registrant notes that the “Principal Risks of Investing in the Portfolio—Foreign Investment Risk” section clarifies that the Portfolio is subject to the relevant risks “[t]o the extent the Portfolio invests in depositary receipts or participation certificates. . . .” Therefore, the Registrant respectfully declines to revise this disclosure.

23.

Comment: Please add appropriate disclosure to differentiate the “Additional Information about the Portfolio’s Investment Strategies—Defensive Investment Strategies” section from the “Additional Information about the Portfolio’s Investment Strategies—Cash Management Strategies” section of the Prospectus.

Response: The Registrant observes that the “Cash Management Strategies” section describes the Portfolio’s use of cash and cash equivalents to meet daily redemptions and rebalance investment positions in the ordinary course of business, regardless of market conditions. In contrast, the “Defensive Investment Strategies” section describes the Portfolio’s use of temporary measures to avoid losses and maintain liquidity during adverse market or economic conditions. While the Portfolio may hold similar instruments in each case, the Registrant believes that the current disclosure clearly highlights the different purposes for which those instruments may be utilized in a way that is appropriate and helpful to facilitate investor understanding. Therefore, the Registrant respectfully declines to revise the disclosure.

24.

Comment: Please either remove the bracketed “Additional Information about Management—Contractual Fee Waiver” section or revise the “Annual Portfolio Operating Expenses” table to reference this contractual fee waiver.

Response: The Registrant has updated the “Contractual Fee Waiver” section and revised the “Annual Portfolio Operating Expenses” table to reflect this waiver.

25.

Comment: In the “Additional Information about Management—The Subadviser” section, please state Mark Lindbloom’s and Frederick Marki’s business experience during the past five years, as required by Item 10(a)(2) of Form N-1A.

Response: The Registrant has made the requested change.

26.

Comment: Please include a statement in the “Additional Information about Management—The Subadviser” section of the Prospectus indicating that the SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of securities in the Portfolio pursuant to Item 10(a)(2) of Form N-1A.

Response: The Registrant confirms that this disclosure is included in the last sentence of the first paragraph of the “Additional Information about Management—The Subadviser” section.

27.

Comment: The section “Your Investment—Sales and Purchases of Shares” provides that “[t]o the extent the Portfolio invests significantly in small cap equity securities or certain fixed-income securities, such as high yield bonds, it will generally be subject to the risk that it will be adversely affected by price arbitrage.” Please consider revising this disclosure given that the Portfolio’s principal risks and principal investment strategies disclosure does not reference small cap equity securities or high yield bonds.

Response: The Registrant respectfully submits that this is standard disclosure used for multiple series of the Registrant and clearly indicates that the relevant risk will apply to the Portfolio to the extent the Portfolio invests significantly in such instruments. The Registrant believes that an investor will understand the significance and impact of this disclosure without it being tailored for each series of the Registrant. Therefore, the Registrant respectfully declines to make the requested change.

28.

Comment: The Staff notes that different effective dates were listed in this Post-Effective Amendment No. 88 and Post-Effective Amendment No. 87 to the Registration Statement for AB International Bond Portfolio and SSGA Emerging Markets Enhanced Index Portfolio, each a series of the Registrant (“Post-Effective Amendment No. 87”). Please ensure that the effective dates are listed correctly or update as necessary.

Response: The Registrant confirms that the effective dates have been updated as necessary and are listed correctly.

Statement of Additional Information

29.

Comment: Please confirm supplementally that the Registrant will address each applicable comment to the SAI (collectively, the “Prior SAI Comments”) that was provided by the Staff via telephone on March 5, 2019 in connection with Post-Effective Amendment No. 87.

Response: The Registrant confirms that it has addressed each of the Prior SAI Comments in the comment response letter that was filed with the Commission on April 22, 2019 in response to the Staff’s comments received by telephone on March 5, 2019 in connection with Post-Effective Amendment No. 87.

30.

Comment: In the “Management of the Trusts—Qualifications of the Trustees” section, please describe each Trustee’s qualifications individually, rather than providing an overall description of the Trustees’ collective qualifications.

Response: Item 17(b)(10) of Form N-1A provides, in relevant part, “[f]or each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time the disclosure is made, in light of the Fund’s business and structure.” The Registrant respectfully submits that the existing SAI disclosure is responsive to this requirement.

31.	Comment: Please include a completed Appendix C to the SAI.

Response: The Registrant has included a completed Appendix C to the SAI.

Part C

32.	Comment: Please confirm supplementally that all applicable exhibits and disclosure will be included in the Part C with respect to the Portfolio, or revise the Part C as necessary.

Response: The Registrant confirms that all applicable exhibits and disclosure are included in the Part C with respect to the Portfolio.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Andrew Gangolf, Esq.
Michael Lawlor, Esq.
Brian D. McCabe, Esq.
Jeremy C. Smith, Esq.

Exhibit A

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class B
Management Fee	0.43%
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	0.04%
Total Annual Portfolio Operating Expenses	0.72%
Fee Waiver *	(0.03%)
Net Operating Expenses	0.69%

*

Brighthouse Investment Advisers, LLC has contractually agreed, for the period April 29, 2019 through April 29, 2020, to reduce the Management Fee for each class of the Portfolio. Additionally, Brighthouse Investment Advisers, LLC has contractually agreed to waive a portion of the Management Fee reflecting the difference, if any, between the subadvisory fee payable by Brighthouse Investment Advisers, LLC to Western Asset Management Company, LLC that is calculated based solely on the assets of the Portfolio and the fee that is calculated when the Portfolio’s assets are aggregated with those of Western Asset Management U.S. Government Portfolio. These arrangements may be modified or discontinued prior to April 29, 2020, only with the approval of the Board of Trustees of the Portfolio.